Exhibit 99.1

Ballard Closes Strategic Collaboration With Weichai Power

  Total gross proceeds of $183.8M at $3.54 per share
  New China joint venture and $90M technology transfer program

VANCOUVER, Nov. 13, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that the Company has successfully closed a strategic collaboration transaction with Weichai Power Co., Ltd. ("Weichai"; http://en.weichaipower.com/), initially detailed in a press release issued on August 29, 2018.

"This strategic collaboration with Weichai – a leading automotive equipment manufacturer specializing in the production of powertrains, automobiles, intelligent logistics, automotive parts and components – underscores our high conviction in the opportunity for Fuel Cell Electric Vehicles, or FCEVs, in China's Heavy Duty Motive market," said Randy MacEwen, Ballard President and CEO. "We see our collaboration with Weichai as an important validation of the FCEV value proposition and Ballard's technology leadership in PEM fuel cells. We expect our partnership to be a positive long-term catalyst for Ballard's business and for shareholder value."

Ballard's strategic collaboration with Weichai includes the following key elements:

i.	Equity Investment – an equity investment in Ballard has been made by Weichai in the amount of approximately $163.6 million, representing a 19.9% interest in the company, through the subscription and purchase of shares from treasury at a price of $3.54, which reflects a 15% premium to the 30-day VWAP of $3.08 on August 29, 2018.

In addition, Zhongshan Broad-Ocean Motor Co., Ltd. – a current Ballard strategic investor and Chinese partner ("Broad-Ocean"; www.broad-ocean.com/en/index.html) – has invested a further approximately $20.2 million, through the subscription and purchase of shares from treasury at the same price of $3.54 to maintain its 9.9% ownership position in Ballard.

As a result, the Weichai and Broad-Ocean equity investments in Ballard have generated total gross proceeds of approximately $183.8 million. The use of proceeds are expected to include investment in Ballard's core fuel cell business, equity contributions to a joint venture company ("JV") established by Weichai and Ballard to finance Ballard's ownership position in the joint venture's operations, and support of potential M&A transactions.

The Weichai and Broad-Ocean investments are subject to 2-year "standstill" and resale restrictions (subject to customary exceptions). For so long as Weichai holds at least 15% of Ballard's outstanding shares, it will have the right to nominate two directors to Ballard's board of directors, and Ballard will expand its board from the current seven directors to nine directors. Weichai has also agreed that, in the event of a third-party offer to buy Ballard, Weichai will have the right to make a superior proposal or otherwise must vote its shares in accordance with the Ballard board recommendation.

ii.	China Joint Venture and Technology Transfer – Weichai and Ballard will establish a joint venture company in Shandong Province to support China's Fuel Cell Electric Vehicle market, with Ballard holding an initial 49% ownership position. The JV will manufacture Ballard's next-generation LCS fuel cell stack and LCS-based power modules for bus, commercial truck and forklift applications with exclusive rights in China and will pay Ballard $90 million under a program to transfer technology to the JV in order to enable these manufacturing activities. The JV will purchase Membrane Electrode Assemblies (MEAs) for LCS fuel cell stacks exclusively from Ballard under a long-term supply agreement.

Weichai and Ballard will fund pro rata shares of the JV based on an agreed business plan. Weichai will hold three of five JV board seats and Ballard will hold two, with Ballard having certain shareholder protection provisions. Ballard will also retain an exclusive right to the transferred technologies outside China.

Broad-Ocean has also expressed an interest in acquiring a 10% ownership position in the JV, which would correspondingly reduce Ballard's ownership position from 49% to 39%. Discussions regarding this investment are currently underway between the parties.

iii.	Fuel Cell Sales – Weichai intends to build and supply at least 2,000 fuel cell modules by 2021 for commercial vehicles using Ballard technology. Specific terms related to the scope of supply, product mix, pricing and timing of shipments are under discussion between the parties.

Ballard is continuing discussions with the Synergy-Ballard joint venture and other partners in China to address current issues and future opportunities.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in power and energy. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning future events or developments, including the closing of the announced transaction, the performance of the joint venture, anticipated product development efforts and product performance, customer benefits and market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, performance risks related to existing joint venture and partners, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 14:15e 13-NOV-18